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Exhibit 99.6

PricewaterhouseCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215

Auditors' Report
on
Schedule of Reconciliation to Generally Accepted Accounting Principles
in the United States of America

To the Board of Directors
of Alliance Atlantis Communications Inc.:

We have audited, in accordance with auditing standards generally accepted in Canada, the consolidated balance sheet of Alliance Atlantis Communications Inc, as of December 31, 2004 and 2003, and the related consolidated statements of operations, retained earnings and cash flows for the financial years ended December 31, 2004, December 31, 2003 and March 31, 2003; and in our report dated March 28, 2005 we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, this schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Chartered Accountants
Toronto, Ontario, Canada
August 10, 2005

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

PricewaterhouseCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215

Comments by Auditors on Canada-U.S.A. Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company's financial statements, such as the change described in Note 2 to the consolidated financial statements of Alliance Atlantis Communications Inc. and Section (g) of the schedule of reconciliation to generally accepted accounting principles in the United States of America included in this Annual Report on Form 40-F and for restatements of previously reported financial statements as described in Section (g) of the schedule of reconciliation to generally accepted accounting principles in the United States of America included in this Annual Report on Form 40-F. Our report to the shareholders dated March 28, 2005 and our report to the directors of the company dated August 10, 2005 are expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when such accounting changes are properly accounted for and adequately disclosed in the financial statements or the schedule.

Chartered Accountants
Toronto, Ontario, Canada
March 28, 2005,
except for our report to the directors on the schedule
of reconciliation to generally accepted accounting principles in the United States of America which is as of August 10, 2005

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

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  Exhibit 99.6
Auditors' Report on Schedule of Reconciliation to Generally Accepted Accounting Principles in the United States of America